Exhibit 99.1



Alibaba Group Holding Limited
NYSE: BABA   HKEX: 9988

Fiscal Year 2023 Interim Report

ALIBABA GROUP HOLDING LIMITED
阿里巴巴集團控股有限公司

INTERIM REPORT
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022

EXPLANATORY NOTES

Alibaba Group Holding Limited ("**Alibaba**," "**we**," "**our**," or "**us**") prepared this interim report for the first six months of its fiscal year ending March 31, 2023 (the "**Interim Report**") pursuant to Rule 13.48(1) of the Hong Kong Listing Rules. As an issuer listed on the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules, we are exempted from the contents requirements in respect of interim reports under Appendix 16 of the Hong Kong Listing Rules.

For more information about our business and related risks, please refer to our annual report for the fiscal year ended March 31, 2022 (the "**Annual Report**") published on the website of the Hong Kong Stock Exchange on July 26, 2022. Please note that the information contained in the Annual Report is up to date as of the date of the Annual Report, and we do not undertake any obligation to update the Annual Report, except as required under applicable law.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Annual Report.

This Interim Report contains translations of certain Renminbi ("**RMB**") amounts into U.S. dollars ("**US\$**") and Hong Kong dollars ("**HK\$**") for the convenience of the reader. Unless otherwise stated, all translations of RMB into US\$ were made at RMB7.1135 to US\$1.00, the exchange rate on September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK\$ were made at RMB0.90444 to HK\$1.00, the middle rate on September 30, 2022 as published by the People's Bank of China. The percentages stated in this Interim Report are calculated based on the RMB amounts and there may be minor differences due to rounding.

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022

- **Revenue** was RMB412,731 million (US$58,021 million), an increase of 2% year-over-year.

- **Income from operations** was RMB50,080 million (US$7,040 million), an increase of 9% year-over-year. The year-over-year increase was primarily attributable to the decrease in share-based compensation expense and the increase in adjusted EBITA. We exclude share-based compensation expense from our non-GAAP measurements. **Adjusted EBITDA**, a non-GAAP measurement, increased 1% year-over-year to RMB84,425 million (US$11,868 million). **Adjusted EBITA**, a non-GAAP measurement, increased 1% year-over-year to RMB70,583 million (US$9,922 million). The year-over-year increases in adjusted EBITDA and adjusted EBITA were primarily due to the narrowed adjusted EBITA loss of Local consumer services, partly offset by the decrease in China commerce adjusted EBITA.

- **Net income attributable to ordinary shareholders** was RMB2,178 million (US$306 million), and **net loss** was RMB2,169 million (US$305 million), compared to net income of RMB46,212 million in the same period of 2021, primarily attributable to an increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies and a decrease in share of results of equity method investees. We excluded net gains or losses arising from the changes in fair value of our investments from our non-GAAP measurements. **Non-GAAP net income** was RMB64,072 million (US$9,007 million), a decrease of 11% year-over-year.

- **Diluted earnings per ADS** was RMB0.82 (US$0.12) and **diluted earnings per share** was RMB0.10 (US$0.01 or HK$0.11). **Non-GAAP diluted earnings per ADS** was RMB24.64 (US$3.46) and **non-GAAP diluted earnings per share** was RMB3.08 (US$0.43 or HK$3.41), both of which decreased by 11% year-over-year.

- **Net cash provided by operating activities** was RMB80,981 million (US$11,384 million). **Free cash flow** was RMB57,882 million (US$8,137 million), an increase of 35% compared to RMB42,922 million in the same period of 2021, during which we made a partial payment in the amount of RMB9,114 million of the RMB18,228 million anti-monopoly fine. The year-over-year increase also reflected dividend received from Ant Group of RMB3,945 million (US$555 million) in the six months ended September 30, 2022.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this Interim Report.

SIX MONTHS ENDED SEPTEMBER SUMMARY FINANCIAL RESULTS

	Six months ended September 30,			
	2021	**2022**		**YoY %**
	RMB	**RMB**	**US$**	**Change**
	(in millions, except percentages and per share amounts)			
Revenue	406,430	412,731	58,021	2%
Income from operations	45,853	50,080	7,040	9%[2]
Operating margin	11%	12%		
Adjusted EBITDA[1]	83,468	84,425	11,868	1%[3]
Adjusted EBITDA margin[1]	21%	20%		
Adjusted EBITA[1]	69,764	70,583	9,922	1%[3]
Adjusted EBITA margin[1]	17%	17%		
Net income (loss)	46,212[4]	(2,169)[4]	(305)	N/A
Net income attributable to ordinary shareholders	50,508	2,178	306	(96)%[4]
Non-GAAP net income[1]	71,965	64,072	9,007	(11)%[4]
Diluted earnings per share[5]	2.30	0.10	0.01	(96)%[4][6]
Diluted earnings per ADS[5]	18.44	0.82	0.12	(96)%[4][6]
Non-GAAP diluted earnings per share[1][5]	3.48	3.08	0.43	(11)%[4][6]
Non-GAAP diluted earnings per ADS[1][5]	27.84	24.64	3.46	(11)%[4][6]

(1) See the sections entitled "Information by Segments," "Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" for more information about the non-GAAP measures referred to within this Interim Report.

(2) The year-over-year increase was primarily due to the decrease in share-based compensation expense and the increase in adjusted EBITA.

(3) The year-over-year increases were primarily due to the narrowed adjusted EBITA loss of Local consumer services driven by Ele.me's improved unit economics per order, partly offset by the decrease in China commerce adjusted EBITA. The decrease in China commerce adjusted EBITA was primarily due to the decrease in customer management revenue, partly offset by Taobao Deals' and Taocaicai's reduced losses as a result of improved operating efficiency.

(4) The year-over-year changes were primarily attributable to an increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies and a decrease in share of results of equity method investee. We excluded net gains or losses arising from the changes in fair value of our investments from our non-GAAP measurements.

(5) Each ADS represents eight ordinary shares.

(6) The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Six months ended September 30, 2022									
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated[1]	Consolidated	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
					(in millions, except percentages)					
Revenue	277,366	31,198	23,705	25,509	38,442	15,623	888	–	412,731	58,021
YoY% change	(1)%	3%	13%	19%	7%	(3)%	(38)%	N/A	2%	
Income (Loss) from operations	82,318	(3,794)	(11,013)	(1,472)	(2,746)	(1,912)	(5,039)	(6,262)	50,080	7,040
Add: Share-based compensation expense	4,058	1,227	1,644	905	3,421	793	775	1,689	14,512	2,040
Add: Amortization of intangible assets	1,178	40	2,832	507	6	372	422	123	5,480	770
Add: Equity-settled donation expense	–	–	–	–	–	–	–	511	511	72
Adjusted EBITA	87,554	(2,527)	(6,537)	(60)	681	(747)	(3,842)	(3,939)	70,583	9,922
Adjusted EBITA YoY% change[2]	(5)%	28%	42%	87%	(7)%	45%	(25)%	(14)%	1%	
Adjusted EBITA margin	32%	(8)%	(28)%	(0)%	2%	(5)%	(433)%	N/A	17%	

	Six months ended September 30, 2021								
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated[1]	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
					(in millions, except percentages)				
Revenue	280,149	30,294	20,905	21,447	36,058	16,154	1,423	–	406,430
Income (Loss) from operations	85,279	(5,030)	(16,338)	(1,852)	(3,628)	(2,710)	(4,263)	(5,605)	45,853
Add: Share-based compensation expense	5,240	1,464	1,877	842	4,356	949	1,167	2,037	17,932
Add: Amortization of intangible assets	1,657	55	3,156	549	8	411	28	115	5,979
Adjusted EBITA	92,176	(3,511)	(11,305)	(461)	736	(1,350)	(3,068)	(3,453)	69,764
Adjusted EBITA margin	33%	(12)%	(54)%	(2)%	2%	(8)%	(216)%	N/A	17%

Starting from the quarter ended December 31, 2021, our chief operating decision maker ("**CODM**") started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Our updated segments comprise:

- China commerce, which mainly includes our China commerce retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Freshippo, Tmall Supermarket, Sun Art, Tmall Global and Alibaba Health, as well as wholesale business including 1688.com;

- International commerce, which mainly includes our international commerce retail and wholesale businesses such as Lazada, AliExpress, Trendyol, Daraz and Alibaba.com;

- Local consumer services, which mainly includes location-based services, such as Ele.me, Taoxianda, Amap (previously reported under the Innovation initiatives and others segment) and Fliggy;

- Cainiao, which mainly includes our domestic and international one-stop-shop logistics services and supply chain management solutions;

- Cloud, which is comprised of Alibaba Cloud and DingTalk;

- Digital media and entertainment, which is comprised of Youku, Quark, Alibaba Pictures, and other content and distribution platforms, as well as our online games business; and

- Innovation initiatives and others, which includes businesses such as DAMO Academy, Tmall Genie and others.

Comparative figures were reclassified to conform to this presentation.

(1) Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments. The equity-settled donation expense was related to the allotment of shares to a charitable trust, which is presented as an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

(2) For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the six months ended September 30, 2022 was RMB412,731 million (US$58,021 million), an increase of 2% compared to RMB406,430 million in the same period of 2021.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

| | Six months ended September 30, | | | | | |
| | 2021 | | 2022 | | | |
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)					
China commerce:						
China commerce retail						
– Customer management	151,528	37%	138,760	19,507	34%	(8)%
– Direct sales and others[1]	120,523	30%	129,439	18,196	31%	7%
	272,051	67%	268,199	37,703	65%	(1)%
China commerce wholesale	8,098	2%	9,167	1,289	2%	13%
Total China commerce	280,149	69%	277,366	38,992	67%	(1)%
International commerce:						
International commerce retail	21,175	5%	21,262	2,989	5%	0%
International commerce wholesale	9,119	2%	9,936	1,397	3%	9%
Total International commerce	30,294	7%	31,198	4,386	8%	3%
Local consumer services	20,905	5%	23,705	3,332	6%	13%
Cainiao logistics services	21,447	5%	25,509	3,586	6%	19%
Cloud	36,058	9%	38,442	5,404	9%	7%
Digital media and entertainment	16,154	4%	15,623	2,196	4%	(3)%
Innovation initiatives and others	1,423	1%	888	125	0%	(38)%
Total	406,430	100%	412,731	58,021	100%	2%

---

(1) Direct sales and others revenue under China commerce retail primarily represents our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket and Freshippo, where revenue and the cost of inventory are recorded on a gross basis.

China Commerce

(i)   Segment revenue

- **China Commerce Retail Business**

   Revenue from our China commerce retail business for the six months ended September 30, 2022 was RMB268,199 million (US$37,703 million), a decrease of 1% compared to RMB272,051 million for the same period of 2021. Customer management revenue declined 8% year-over-year, primarily due to mid-single-digit decline of online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders year-over-year, and increased order cancellation due to the impacts from COVID-19 resurgence and restrictions that resulted in supply chain and logistics disruptions, as well as on-going competition.

   Direct sales and others revenue under China commerce retail business for the six months ended September 30, 2022 was RMB129,439 million (US$18,196 million), achieving year-over-year growth of 7% compared to RMB120,523 million for the same period of 2021. The increase was primarily due to the revenue growth contributed by our Freshippo and Alibaba Health's direct sales businesses.

- **China Commerce Wholesale Business**

   Revenue from our China commerce wholesale business for the six months ended September 30, 2022 was RMB9,167 million (US$1,289 million), an increase of 13% compared to RMB8,098 million for the same period of 2021. The increase was primarily due to an increase in revenue from value-added services to wholesale buyers and paying members.

(ii)   Segment adjusted EBITA

China commerce adjusted EBITA decreased by 5% to RMB87,554 million (US$12,308 million) for the six months ended September 30, 2022, compared to RMB92,176 million for the same period of 2021, primarily due to the decrease in customer management revenue, partly offset by Taobao Deals' and Taocaicai's reduced losses as a result of improved operating efficiency, which also led to the decrease in adjusted EBITA margin from 33% for the six months ended September 30, 2021 to 32% for the six months ended September 30, 2022. During the six months ended September 30, 2022, Taobao Deals significantly narrowed losses year-over-year, driven by optimized spending in user acquisition. Taocaicai significantly narrowed losses year-over-year, driven by optimized pricing strategy, enhanced sourcing capability and lowered operation and fulfillment costs.

International Commerce

(i)   Segment revenue

*   ***International Commerce Retail Business***

    Revenue from our International commerce retail business for the six months ended September 30, 2022 was RMB21,262 million (US$2,989 million), remained stable year-over-year compared to RMB21,175 million for the same period of 2021. Revenue contributed by Trendyol increased as a result of the strong order growth from its e-commerce business and optimization of subsidies offered that were contra revenue of Trendyol, and revenue contributed by Lazada increased mainly due to active increase in monetization initiatives that resulted in higher monetization rate. These increases were partly offset by the decrease in revenue contributed by AliExpress due to declining orders as a result of change in the European Union's VAT rules, depreciation of Euro against U.S. dollar, as well as ongoing supply chain and logistics disruptions due to the Russia-Ukraine conflict.

*   ***International Commerce Wholesale Business***

    Revenue from our International commerce wholesale business for the six months ended September 30, 2022 was RMB9,936 million (US$1,397 million), an increase of 9% compared to RMB9,119 million for the same period of 2021. The increase was primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)   Segment adjusted EBITA

International commerce adjusted EBITA was a loss of RMB2,527 million (US$355 million) for the six months ended September 30, 2022, compared to a loss of RMB3,511 million in the same period of 2021. The decrease in loss year-over-year was primarily due to the reduced losses from Lazada. Reduced losses from Lazada was a result of continued improvement in monetization rate by offering more value-added services as well as enhancing operating efficiency.

Local Consumer Services

(i)   Segment revenue

Revenue from Local consumer services, which includes "To-Home" and "To-Destination" businesses such as Ele.me, Amap and Fliggy, was RMB23,705 million (US$3,332 million) for the six months ended September 30, 2022, an increase of 13% compared to RMB20,905 million for the same period of 2021, primarily due to higher average order value and more efficient use of subsidies that were contra revenue of Ele.me, as well as strong growth of Amap orders.

(ii) Segment adjusted EBITA

Local consumer services adjusted EBITA was a loss of RMB6,537 million (US$919 million) for the six months ended September 30, 2022, compared to a loss of RMB11,305 million in the same period of 2021, primarily due to the continued narrowing of losses from our "To-Home" and "To-Destination" businesses. Narrowing of loss from our "To-Home" business was driven by Ele.me's improved unit economics per order, which was due to increased average order value year-over-year, reduced delivery cost per order and optimized user acquisition spending. Narrowing of loss from our "To-Destination" business was driven by the strong order growth of Amap business, as well as optimized spending in user acquisition.

Cainiao

(i) Segment revenue

Revenue from Cainiao Network's logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB25,509 million (US$3,586 million) for the six months ended September 30, 2022, an increase of 19% compared to RMB21,447 million for the same period of 2021, primarily contributed by the increase in revenue from domestic consumer logistics services as a result of service model upgrade since late 2021 where Cainiao takes on more responsibilities throughout the logistics process to better serve customers and enhance customer experience, and partly offset by the decrease in revenue from international logistics services. The decrease in revenue from international logistics services was primarily due to the decrease in international orders from AliExpress, partly offset by the increase in international fulfillment solution services.

Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB35,574 million (US$5,001 million), an increase of 16% compared to RMB30,757 million in the same period of 2021. This increase also reflected the growth of fulfillment solutions and value-added services provided to our China commerce retail businesses, such as Tmall, Taobao and Taobao Deals.

(ii) Segment adjusted EBITA

Cainiao adjusted EBITA was a loss of RMB60 million (US$8 million) for the six months ended September 30, 2022, compared to a loss of RMB461 million in the same period of 2021.

Cloud

(i) Segment revenue

Revenue from our Cloud segment, which comprises Alibaba Cloud and DingTalk, after inter-segment elimination, was RMB38,442 million (US$5,404 million) for the six months ended September 30, 2022, an increase of 7% compared to RMB36,058 million for the same period of 2021. Year-over-year revenue growth of our Cloud segment reflected the strong revenue growth from non-Internet industries driven by financial services, public services and telecommunication industries, partly offset by a decline in revenue from customers in the Internet industry mainly driven by declining revenue from the top Internet customer that has gradually stopped using our overseas cloud services for its international business due to non-product related requirements and online education customers, as well as softening demand from other customers in China's Internet industry.

Total revenue from our Cloud segment, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB50,698 million (US$7,127 million), an increase of 5% compared to RMB48,448 million in the same period of 2021.

(ii) Segment adjusted EBITA

Cloud adjusted EBITA was RMB681 million (US$96 million) for the six months ended September 30, 2022, compared to RMB736 million for the same period of 2021.

Digital Media and Entertainment

(i) Segment revenue

Revenue from our Digital media and entertainment segment for the six months ended September 30, 2022 was RMB15,623 million (US$2,196 million), a decrease of 3% compared to RMB16,154 million for the same period of 2021, primarily due to the decrease in online games business revenue.

(ii) Segment adjusted EBITA

Adjusted EBITA for the six months ended September 30, 2022 was a loss of RMB747 million (US$105 million), compared to a loss of RMB1,350 million for the same period of 2021, primarily due to narrowing loss of Youku.

Innovation initiatives and others

(i) Segment revenue

Revenue from Innovation initiatives and others for the six months ended September 30, 2022 was RMB888 million (US$125 million), a decrease of 38% compared to RMB1,423 million for the same period of 2021.

(ii) Segment adjusted EBITA

Adjusted EBITA for the six months ended September 30, 2022 was a loss of RMB3,842 million (US$540 million), compared to a loss of RMB3,068 million for the same period of 2021, primarily due to our investments in technology and innovation.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

| | Six months ended September 30, | | | | | |
| | 2021 | | 2022 | | | % of |
	RMB	% of Revenue	RMB	US$	% of Revenue	Revenue YoY change
		(in millions, except percentages)				
Costs and expenses:						
Cost of revenue	253,847	63%	260,867	36,672	64%	1%
Product development expenses	28,816	7%	29,343	4,125	7%	0%
Sales and marketing expenses	55,893	14%	47,937	6,740	11%	(3)%
General and administrative expenses	16,042	4%	19,024	2,674	5%	1 %
Amortization of intangible assets	5,979	1%	5,480	770	1%	0%
Total costs and expenses	360,577	89%	362,651	50,981	88%	(1)%
Share-based compensation expense:						
Cost of revenue	4,110	1%	2,815	396	1%	0%
Product development expenses	8,246	2%	6,821	959	2%	0%
Sales and marketing expenses	2,050	1%	1,771	249	0%	(1)%
General and administrative expenses	3,526	1%	3,105	436	1%	0%
Total share-based compensation expense	17,932	5%	14,512	2,040	4%	(1)%
Costs and expenses excluding share-based compensation expense:						
Cost of revenue	249,737	62%	258,052	36,276	63%	1%
Product development expenses	20,570	5%	22,522	3,166	5%	0%
Sales and marketing expenses	53,843	13%	46,166	6,491	11%	(2)%
General and administrative expenses	12,516	3%	15,919	2,238	4%	1%
Amortization of intangible assets	5,979	1%	5,480	770	1%	0%
Total costs and expenses excluding share-based compensation expense	342,645	84%	348,139	48,941	84%	0%

Cost of revenue – Cost of revenue for the six months ended September 30, 2022 was RMB260,867 million (US$36,672 million), or 64% of revenue, compared to RMB253,847 million, or 63% of revenue, for the same period of 2021. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 62% for the six months ended September 30, 2021 to 63% for the six months ended September 30, 2022.

Product development expenses – Product development expenses for the six months ended September 30, 2022 were RMB29,343 million (US$4,125 million), or 7% of revenue, compared to RMB28,816 million, or 7% of revenue, for the same period of 2021. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 5% for the six months ended September 30, 2022 and for the same period of 2021.

Sales and marketing expenses – Sales and marketing expenses for the six months ended September 30, 2022 were RMB47,937 million (US$6,740 million), or 11% of revenue, compared to RMB55,893 million, or 14% of revenue, for the same period of 2021. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 13% for the six months ended September 30, 2021 to 11% for the six months ended September 30, 2022.

General and administrative expenses – General and administrative expenses for the six months ended September 30, 2022 were RMB19,024 million (US$2,674 million), or 5% of revenue, compared to RMB16,042 million, or 4% of revenue, for the same period of 2021. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3% for the six months ended September 30, 2021 to 4% for the six months ended September 30, 2022.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above for the six months ended September 30, 2022 was RMB14,512 million (US$2,040 million), compared to RMB17,932 million for the same period of 2021. Share-based compensation expense as a percentage of revenue decreased from 5% for the six months ended September 30, 2021 to 4% for the six months ended September 30, 2022.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

| | Six months ended September 30, | | | | | |
| | 2021 | | 2022 | | | |
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
			(in millions, except percentages)			
By type of awards:						
Alibaba Group share-based awards[1]	15,105	4%	12,087	1,699	3%	(20)%
Ant Group share-based awards[2]	758	0%	188	26	0%	(75)%
Others[3]	2,069	1%	2,237	315	1%	8%
Total share-based compensation expense	17,932	5%	14,512	2,040	4%	(19)%

_____

(1)   This represents Alibaba Group share-based awards granted to our employees.

(2)   This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)   This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the six months ended September 30, 2022 compared to the same period of 2021. This decrease is primarily due to the general decrease in the average fair market value of the awards granted.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets for the six months ended September 30, 2022 was RMB5,480 million (US$770 million), a decrease of 8% from RMB5,979 million for the same period of 2021.

Income from operations and operating margin

Income from operations for the six months ended September 30, 2022 was RMB50,080 million (US$7,040 million), or 12% of revenue, an increase of 9% compared to RMB45,853 million, or 11% of revenue, for the same period of 2021, primarily due to the decrease in share-based compensation expense and the increase in adjusted EBITA.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 1% year-over-year to RMB84,425 million (US$11,868 million) for the six months ended September 30, 2022, compared to RMB83,468 million for the same period of 2021. Adjusted EBITA increased 1% year-over-year to RMB70,583 million (US$9,922 million) for the six months ended September 30, 2022, compared to RMB69,764 million for the same period of 2021. The year-over-year increase in adjusted EBITA was primarily due to the narrowed adjusted EBITA loss of Local consumer services driven by Ele.me's improved unit economics per order, partly offset by the decrease in China commerce adjusted EBITA. The decrease in China commerce adjusted EBITA was primarily due to the decrease in customer management revenue, partly offset by Taobao Deals' and Taocaicai's reduced losses as a result of improved operating efficiency. A reconciliation of net income (loss) to adjusted EBITDA and adjusted EBITA is included at the end of this Interim Report.

Adjusted EBITA and Adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitles "Information by Segments" above.

Interest and investment income, net

Interest and investment income, net for the six months ended September 30, 2022 was a loss of RMB37,083 million (US$5,213 million), compared to a gain of RMB2,645 million for the same period of 2021, primarily due to the increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies for the six months ended September 30, 2022.

The above-mentioned investment related gains/losses were excluded from our non-GAAP net income.

Other income, net

Other income, net for the six months ended September 30, 2022 was RMB3,053 million (US$429 million), compared to RMB3,820 million for the same period of 2021, primarily due to the net exchange loss for the six months ended September 30, 2022, compared to the net exchange gain for the same period of 2021.

Income tax expenses

Income tax expenses for the six months ended September 30, 2022 were RMB7,971 million (US$1,120 million), compared to RMB15,183 million for the same period of 2021.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as deferred tax effects on basis differences arising from our equity method investees, our effective tax rate would have been 19% for the six months ended September 30, 2022.

Share of results of equity method investees

Share of results of equity method investees for the six months ended September 30, 2022 was a loss of RMB7,616 million (US$1,071 million), compared to a profit of RMB11,611 million for the same period of 2021. Share of results of equity method investees for the six months ended September 30, 2022 and the comparative period consisted of the following:

	Six months ended September 30,		
	2021	2022	
	RMB	RMB	US$
		(in millions)	
Share of profit (loss) of equity method investees			
– Ant Group	10,998	6,109	859
– Others	2,516	(4,491)	(631)
Impairment loss	–	(7,189)	(1,011)
Others[1]	(1,903)	(2,045)	(288)
Total	11,611	(7,616)	(1,071)

(1) "Others" mainly include amortization of intangible assets of equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investments in equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group was due to the decrease in Ant Group's operating profit and the net decrease in fair values of investments held by Ant Group. In addition, we recorded an impairment loss of RMB7,189 million (US$1,011 million) in the six months ended September 30, 2022 with respect to certain equity method investees as a result of severe and prolonged decline in fair values of certain equity method investees against their respective carrying value.

Net income (loss) and Non-GAAP net income

Our net loss for the six months ended September 30, 2022 was RMB2,169 million (US$305 million), compared to net income of RMB46,212 million for the same period of 2021. The decrease was primarily attributable to the increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies and a decrease in share of results of equity method investees.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income for the six months ended September 30, 2022 was RMB64,072 million (US$9,007 million), a decrease of 11% compared to RMB71,965 million for the same period of 2021. A reconciliation of net income (loss) to non-GAAP net income is included at the end of this Interim Report.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders for the six months ended September 30, 2022 was RMB2,178 million (US$306 million), a decrease of 96% compared to RMB50,508 million for the same period of 2021, which was primarily attributable to the increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies and a decrease in share of results of equity method investees.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS for the six months ended September 30, 2022 was RMB0.82 (US$0.12) on a weighted average of 21,329 million diluted shares outstanding during the period, a decrease of 96% compared to RMB18.44 on a weighted average of 21,916 million diluted shares outstanding during the same period in 2021. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS for the six months ended September 30, 2022 was RMB24.64 (US$3.46), a decrease of 11% compared to RMB27.84 for the same period of 2021.

Diluted earnings per share for the six months ended September 30, 2022 was RMB0.10 (US$0.01 or HK$0.11), a decrease of 96% compared to RMB2.30 for the same period of 2021. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share for the six months ended September 30, 2022 was RMB3.08 (US$0.43 or HK$3.41), a decrease of 11%, compared to RMB3.48 for the same period of 2021.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this Interim Report. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of September 30, 2022, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB484,877 million (US$68,163 million), compared to RMB446,412 million as of March 31, 2022. Other treasury investments consist of fixed deposits with original maturities over one year. The increase in cash and cash equivalents, short-term investments and other treasury investments during the six months ended September 30, 2022 was primarily due to free cash flow generated from operations of RMB57,882 million (US$8,137 million) and effect of exchange rate changes of RMB19,588 million (US$2,754 million) mainly due to the appreciation of the U.S. dollar against Renminbi, partly offset by cash used in repurchase of ordinary shares of RMB37,680 million (US$5,297 million) and net cash used in investment and acquisition activities of RMB4,208 million (US$592 million).

Net cash from operating activities and free cash flow

Net cash provided by operating activities for the six months ended September 30, 2022 was RMB80,981 million (US$11,384 million), an increase of 17% compared to RMB69,433 million for the same period of 2021. Free cash flow, a non-GAAP measurement of liquidity, for the six months ended September 30, 2022 increased by 35% to RMB57,882 million (US$8,137 million), from RMB42,922 million for the same period of 2021, during which we made a partial payment in the amount of RMB9,114 million of the RMB18,228 million anti-monopoly fine. The year-over-year increase also reflected dividend received from Ant Group of RMB3,945 million (US$555 million) in the six months ended September 30, 2022. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this Interim Report.

Net cash used in investing activities

For the six months ended September 30, 2022, net cash used in investing activities of RMB35,755 million (US$5,026 million) primarily reflected (i) capital expenditures of RMB23,955 million (US$3,368 million), (ii) cash outflow of RMB10,586 million (US$1,488 million) for investment and acquisition activities, as well as (iii) an increase in other treasury investments by RMB8,000 million (US$1,125 million). These cash outflows were partly offset by cash inflow of RMB6,378 million (US$896 million) from disposal of investments.

Net cash used in financing activities

For the six months ended September 30, 2022, net cash used in financing activities of RMB32,492 million (US$4,568 million) primarily reflected cash used in repurchase of ordinary shares of RMB37,680 million (US$5,297 million).

Employees

As of September 30, 2022, we had a total of 243,903 employees, compared to 254,941 as of March 31, 2022.

SAFE HARBOR STATEMENTS

This Interim Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "future," "aim," "estimate," "intend," "seek," "plan," "believe," "potential," "continue," "ongoing," "target," "guidance," "is/are likely to" and similar statements. In addition, statements that are not historical facts, including statements about Alibaba's business outlook, strategies and business plans, Alibaba's beliefs, expectations and guidance regarding the growth of its business and its revenue, as well as Alibaba's strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "**SEC**"), in announcements made on the website of the Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba's ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba's business, strategic acquisitions and investments; Alibaba's ability to maintain or grow its revenue or business; Alibaba's ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba's ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; risks associated with our acquisitions, investments and alliances; risks associated with expanding our international and cross-border businesses and operations; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; changes in laws, regulations and regulatory environment that affect Alibaba's business operations (including in the areas of anti-monopoly and unfair competition); risks associated with the performance and regulatory environment of our business partners, including but not limited to Ant Group; privacy and data protection regulations and concerns; security breaches; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba's filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this Interim Report is as of the date of this Interim Report and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled "Information by Segments" and the table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and, depreciation and impairment of property and equipment, operating lease cost relating to land use rights, as well as equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization of intangible assets, as well as equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of investments, gain or loss on deemed disposals/disposals/revaluation of investments, equity-settled donation expense and others, as adjusted for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares for computing non-GAAP diluted earnings per share, on a diluted basis. **Non-GAAP diluted earnings per ADS** represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude "acquisition of land use rights and construction in progress relating to office campuses" because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled "Information by Segments" and the table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Six months ended September 30,		
	2021	**2022**	
	RMB	**RMB**	**US$**
	(in millions, except per share data)		
Revenue	406,430	412,731	58,021
Cost of revenue	(253,847)	(260,867)	(36,672)
Product development expenses	(28,816)	(29,343)	(4,125)
Sales and marketing expenses	(55,893)	(47,937)	(6,740)
General and administrative expenses	(16,042)	(19,024)	(2,674)
Amortization of intangible assets	(5,979)	(5,480)	(770)
Income from operations	45,853	50,080	7,040
Interest and investment income, net	2,645	(37,083)	(5,213)
Interest expense	(2,534)	(2,632)	(370)
Other income, net	3,820	3,053	429
Income before income tax and share of results of equity method investees	49,784	13,418	1,886
Income tax expenses	(15,183)	(7,971)	(1,120)
Share of results of equity method investees	11,611	(7,616)	(1,071)
Net income (loss)	46,212	(2,169)	(305)
Net loss attributable to noncontrolling interests	4,344	4,395	618
Net income attributable to Alibaba Group Holding Limited	50,556	2,226	313
Accretion of mezzanine equity	(48)	(48)	(7)
Net income attributable to ordinary shareholders	50,508	2,178	306
Earnings per share attributable to ordinary shareholders[1]			
Basic	2.33	0.10	0.01
Diluted	2.30	0.10	0.01
Earnings per ADS attributable to ordinary shareholders[1]			
Basic	18.66	0.82	0.12
Diluted	18.44	0.82	0.12
Weighted average number of shares used in calculating earnings per ordinary share (million shares)[1]			
Basic	21,658	21,231	
Diluted	21,916	21,329	

---

(1)   Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2022	As of September 30, 2022	
	RMB	RMB	US$
		(in millions)	
Assets			
Current assets:			
Cash and cash equivalents	189,898	206,711	29,059
Short-term investments	256,514	270,166	37,979
Restricted cash and escrow receivables	37,455	40,139	5,643
Equity securities and other investments	8,673	10,233	1,439
Prepayments, receivables and other assets	145,995	150,460	21,151
Total current assets	638,535	677,709	95,271
Equity securities and other investments	223,611	198,197	27,862
Prepayments, receivables and other assets	113,147	111,658	15,697
Investment in equity method investees	219,642	219,964	30,922
Property and equipment, net	171,806	179,567	25,243
Intangible assets, net	59,231	54,431	7,652
Goodwill	269,581	271,018	38,099
Total assets	1,695,553	1,712,544	240,746
Liabilities, mezzanine equity and shareholders' equity			
Current liabilities:			
Current bank borrowings	8,841	6,619	930
Current unsecured senior notes	–	4,983	701
Income tax payable	21,753	16,758	2,356
Accrued expenses, accounts payable and other liabilities	271,460	271,863	38,218
Merchant deposits	14,747	13,530	1,902
Deferred revenue and customer advances	66,983	69,108	9,715
Total current liabilities	383,784	382,861	53,822

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31, 2022	As of September 30, 2022	
	RMB	RMB	US$
		(in millions)	
Deferred revenue	3,490	3,490	490
Deferred tax liabilities	61,706	62,329	8,762
Non-current bank borrowings	38,244	49,046	6,895
Non-current unsecured senior notes	94,259	100,792	14,169
Other liabilities	31,877	31,554	4,436
Total liabilities	613,360	630,072	88,574
Commitments and contingencies			
Mezzanine equity	9,655	9,720	1,367
Shareholders' equity:			
Ordinary shares	1	1	–
Additional paid-in capital	410,506	411,045	57,784
Treasury shares, at cost	(2,221)	(14,828)	(2,085)
Subscription receivables	(46)	(51)	(7)
Statutory reserves	9,839	10,760	1,513
Accumulated other comprehensive loss	(33,157)	(5,312)	(747)
Retained earnings	563,557	546,322	76,801
Total shareholders' equity	948,479	947,937	133,259
Noncontrolling interests	124,059	124,815	17,546
Total equity	1,072,538	1,072,752	150,805
Total liabilities, mezzanine equity and equity	1,695,553	1,712,544	240,746

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30,		
	2021	**2022**	
	RMB	**RMB**	**US$**
		(in millions)	
Net cash provided by operating activities	69,433	80,981	11,384
Net cash used in investing activities	(77,548)	(35,755)	(5,026)
Net cash used in financing activities	(35,138)	(32,492)	(4,568)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(1,997)	6,763	951
(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(45,250)	19,497	2,741
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	356,469	227,353	31,961
Cash and cash equivalents, restricted cash and escrow receivables at end of period	311,219	246,850	34,702

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income (loss) to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Six months ended September 30,		
	2021	**2022**	
	RMB	**RMB**	**US$**
	(in millions)		
Net income (loss)	**46,212**	**(2,169)**	**(305)**
Adjustments to reconcile net income (loss) to adjusted EBITA and adjusted EBITDA:			
Interest and investment income, net	(2,645)	37,083	5,213
Interest expense	2,534	2,632	370
Other income, net	(3,820)	(3,053)	(429)
Income tax expenses	15,183	7,971	1,120
Share of results of equity method investees	(11,611)	7,616	1,071
Income from operations	**45,853**	**50,080**	**7,040**
Share-based compensation expense	17,932	14,512	2,040
Amortization of intangible assets	5,979	5,480	770
Equity-settled donation expense	–	511	72
Adjusted EBITA	**69,764**	**70,583**	**9,922**
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	13,704	13,842	1,946
Adjusted EBITDA	**83,468**	**84,425**	**11,868**

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income (loss) to non-GAAP net income for the periods indicated:

	Six months ended September 30,		
	2021	**2022**	
	RMB	**RMB**	**US$**
		(in millions)	
Net income (loss)	**46,212**	**(2,169)**	**(305)**
Adjustments to reconcile net income (loss) to non-GAAP net income:			
Share-based compensation expense	17,932	14,512	2,040
Amortization of intangible assets	5,979	5,480	770
Impairment of investments	3,517	13,134	1,846
Loss on deemed disposals/disposals/revaluation of investments and others	649	36,848	5,180
Equity-settled donation expense	–	511	72
Tax effects [1]	(2,324)	(4,244)	(596)
Non-GAAP net income	**71,965**	**64,072**	**9,007**

---

(1)   Tax effects primarily comprises tax effects relating to share-based compensation expense, amortization of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Six months ended September 30,		
	2021	**2022**	
	RMB	**RMB**	**US$**
	(in millions, except per share data)		
Net income attributable to ordinary shareholders – basic	**50,508**	**2,178**	**306**
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(3)	(1)	–
Net income attributable to ordinary shareholders – diluted	50,505	2,177	306
Non-GAAP adjustments to net income attributable to ordinary shareholders[1]	25,753	63,525	8,930
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	**76,258**	**65,702**	**9,236**
Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ ADS (million shares)[4]	**21,916**	**21,329**	
Diluted earnings per share[2][4]	**2.30**	**0.10**	**0.01**
Non-GAAP diluted earnings per share[3][4]	**3.48**	**3.08**	**0.43**
Diluted earnings per ADS[2][4]	**18.44**	**0.82**	**0.12**
Non-GAAP diluted earnings per ADS[3][4]	**27.84**	**24.64**	**3.46**

(1)   See the table above for the reconciliation of net income (loss) to non-GAAP net income for more information of these non-GAAP adjustments.

(2)   Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(3)   Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4)   Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Six months ended September 30,		
	2021	**2022**	
	RMB	**RMB**	**US$**
		(in millions)	
Net cash provided by operating activities	**69,433**	**80,981**	**11,384**
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(23,574)	(22,067)	(3,102)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	(15)	(22)	(3)
Less: Changes in the consumer protection fund deposits	(2,922)	(1,010)	(142)
Free cash flow	**42,922**	**57,882**	**8,137**



Alibaba

Alibaba Group Holding Limited